Exhibit 99.1

Check-Cap Ltd.
Check-Cap Building
29 Abba Hushi Avenue
P.O. Box 1271
Isfiya, 3009000
Israel

NOTICE OF 2021 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholder:

We cordially invite you to attend the 2021 Annual General Meeting of Shareholders of Check-Cap Ltd. (the “Meeting”) to be held on Thursday, December 2, 2021, at 4:00 p.m. (Israel time) at our offices at the Check-Cap Building, 29 Abba Hushi Avenue, P.O. Box 1271, Isfiya, 3009000, Israel, for the following purposes:

1.	To re-elect all five directors to serve as members of our Board of Directors, until our next annual general meeting of shareholders and until their respective successors are duly elected;

2.	To approve the remuneration to be paid to each of the director nominees, subject to their re-election at the Meeting;

3.	To approve amended annual bonus terms for Mr. Alex Ovadia, our Chief Executive Officer, and a one-time award of options to Mr. Ovadia;

4.
To ratify and approve the reappointment of Brightman Almagor Zohar & Co., Certified Public Accountants, a firm in the Deloitte Global Network, as our independent auditor for the year ending December 31, 2021 and for such additional period until our next annual general meeting; and

5.	To review and discuss our financial statements for the year ended December 31, 2020.

We are currently not aware of any other matters that will come before the Meeting.  If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment.

Only shareholders of record at the close of business on October 26, 2021, are entitled to notice of and to vote at the Meeting or at any adjournment thereof.  You can vote either by mailing in your proxy or in person by attending the Meeting.  Proxies must be received by our transfer agent or at our registered office in Israel no later than forty-eight (48) hours prior to the designated time for the Meeting.  Proxies received by our transfer agent or at our registered office in Israel during the forty-eight (48) hours preceding the designated time for the Meeting will be presented to the Chairman of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies.  If you attend the Meeting, you may vote in person and your proxy will not be used.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee and you wish to vote in person at the Meeting, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee that holds your shares giving you the right to vote the shares at the Meeting.

The Proxy Statement describing the various matters to be voted upon at the Meeting and the accompanying proxy card will be mailed to shareholders. Shareholders may also review the full version of the proposed resolutions in the Proxy Statement as well as the accompanying proxy card, via the website of the U.S. Securities and Exchange Commission at www.sec.gov as well as under the Investors section of our website at http://ir.check-cap.com, and also at our offices during regular business hours (Check-Cap Building, 29 Abba Hushi Avenue, P.O. Box 1271, Isfiya, 3009000, Mount Carmel, Israel; Tel: +972-4-+972-4-8303401 (phone)).  Our company’s representative is Mira Rosenzweig, our Chief Financial Officer, at mira.rosenzweig@check-cap.com or +972-4-8303415 or +972-4-8303401, Check-Cap Ltd., Check-Cap Building, 29 Abba Hushi Avenue, P.O. Box 1271, Isfiya, 3009000, Israel. Detailed voting instructions are provided both in the Proxy Statement and the proxy card.

Quorum

The presence, in person or by proxy, of two or more shareholders holding or representing, in the aggregate, at least twenty-five percent (25%) of our company’s voting rights will constitute a quorum at the Meeting.  No business will be considered or determined at the Meeting unless the requisite quorum is present within half an hour from the time designated for the Meeting.  If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place.  At least two shareholders present, in person or by proxy, will constitute a quorum at the adjourned meeting.  This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Vote Required for Approval of the Proposals

Each ordinary share entitles the holder to one vote.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, and voting on the matter, is required to approve each of the proposals.

The approval of Proposal 3 is also subject to the fulfillment of one of the following additional voting requirements (the “Special Majority”): (i) a majority of the shares held by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the proposal, present in person or by proxy and voting on the matter at the Meeting (excluding abstentions), voted in favor of the proposal, or (ii) the total number of shares voted against the proposal by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the proposal does not exceed two-percent (2%) of our outstanding voting rights.

We are unaware of any shareholder that would be deemed to be a controlling shareholder of our company as of the current time for purposes of Proposal 3.  A shareholder who signs and returns a proxy card will be deemed to be confirming that such shareholder, and any related party of such shareholder, is not a controlling shareholder for purposes of Proposal 3.  If you believe that you, or a related party of yours, may be deemed to be a controlling shareholder and you wish to participate in the vote on Proposal 3, you should contact our Chief Financial Officer, Mira Rosenzweig, at mira.rosenzweig@check-cap.com or +972-4-8303415 or +972-4-8303401.

The Israeli Companies Law, 1999 (the “Israeli Companies Law”) requires that each shareholder voting on Proposal 3 indicate on the proxy card, or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in such proposal.  Otherwise, the shareholder is not eligible to vote on the proposal and his or her vote will not be counted for the purposes of the proposal.  Under the Israeli Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (a) any spouse, sibling, parent, grandparent or descendant of the shareholder, any descendant, sibling or parent of a spouse of the shareholder and the spouse of any of the foregoing; and (b) a company with respect to which the shareholder (or any of the foregoing relatives of the shareholder) owns at least 5% of the outstanding shares or voting rights, serves as a director or chief executive officer or has the right to appoint one or more directors or the chief executive officer; and (ii) excludes a personal interest arising solely from the ownership of shares.  Under the Israeli Companies Law, in the case of a person voting by proxy, “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

Sincerely, /s/ Steven Hanley Steven Hanley Chairman of the Board of Directors

October 21, 2021
ii

Check-Cap Ltd.
Check-Cap Building
29 Abba Hushi Avenue
P.O. Box 1271
Isfiya, 3009000
Israel
_____________________

PROXY STATEMENT

2021 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Check-Cap Ltd. (“we,” “us,” “our,” or the “Company”) to be voted at the 2021 Annual General Meeting of Shareholders (the “Meeting”), and at any adjournment thereof, pursuant to the accompanying Notice of 2021 Annual General Meeting of Shareholders.  The Meeting will be held on Thursday, December 2, 2021, at 4:00 p.m. (Israel time) at our offices at the Check-Cap Building, 29 Abba Hushi Avenue, P.O. Box 1271, Isfiya, 3009000, Israel.

Purpose of the Annual General Meeting

At the Meeting, shareholders will be asked to consider and vote upon the following: (i) the re-election of all five directors to serve as members of our Board of Directors, until our next annual general meeting of shareholders and until their respective successors are duly elected; (ii) the approval of the remuneration to be paid to each of the director nominees, subject to their re-election at the Meeting; (iii) the approval of amended annual bonus terms for Mr. Alex Ovadia, our Chief Executive Officer, and a one-time award of options to Mr. Ovadia; and (iv) the ratification and approval of the reappointment of Brightman Almagor Zohar & Co., Certified Public Accountants, a firm in the Deloitte Global Network, as our independent auditor for the year ending December 31, 2021 and for such additional period until our next annual general meeting.  In addition, at the Meeting, representatives of our management will be available to review and discuss our financial statements for the year ended December 31, 2020.

We are not aware of any other matters that will come before the Meeting.  If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment and recommendation of the Board of Directors.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR each of the proposals set forth in this Proxy Statement.

Who Can Vote

You are entitled to notice of, and to vote in person or by proxy at, the Meeting, if you are a holder of record of our ordinary shares as of the close of business on October 26, 2021.  You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on October 26, 2021, or which appeared in the participant listing of a securities depository on that date.  See below “How You Can Vote.”

How You Can Vote

•
Voting in Person.  If you are a shareholder of record, i.e., your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company LLC, you may attend and vote in person at the Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e., your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee that holds your shares giving you the right to vote the shares at the Meeting.

•
Voting by Proxy.  If you are a shareholder of record, these proxy materials are being sent directly to you by our transfer agent. You may submit your proxy by completing, signing and mailing the enclosed proxy card that was mailed to you in the enclosed, postage-paid envelope.  If your ordinary shares are held in “street name,” these proxy materials are being forwarded to you by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee.  Please follow the voting instructions provided to you by your broker, trustee or nominee.  Proxies must be received by our transfer agent or at our registered office in Israel no later than forty-eight (48) hours prior to the designated time for the Meeting. Proxies received by our transfer agent or at our registered office in Israel during the forty-eight (48) hours preceding the designated time for the Meeting will be presented to the Chairman of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies.

Change or Revocation of Proxy

If you are a shareholder of record, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our Chief Financial Officer, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person.  Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in “street name,” you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Quorum

The presence, in person or by proxy, of two or more shareholders holding or representing, in the aggregate, at least twenty-five percent (25%) of our company’s voting rights will constitute a quorum at the Meeting.  No business will be considered or determined at the Meeting unless the requisite quorum is present within half an hour from the time designated for the Meeting.  If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place.  At least two shareholders present, in person or by proxy, will constitute a quorum at the adjourned meeting.  This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Abstentions and broker non-votes will be counted towards the quorum.  Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others.  This occurs when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, but not on non-routine matters.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Vote Required for Approval of the Proposals

Each ordinary share entitles the holder to one vote.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, voting on the matter, is required to approve each of the Proposals being presented at the Meeting.

The approval of Proposal 3 is also subject to the fulfillment of one of the following additional voting requirements (the “Special Majority”): (i) a majority of the shares held by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the proposal, present in person or by proxy and voting on the matter at the Meeting (excluding abstentions), voted in favor of the proposal, or (ii) the total number of shares voted against the proposal by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the proposal does not exceed two-percent (2%) of our outstanding voting rights.

We are unaware of any shareholder that would be deemed to be a controlling shareholder of our company as of the current time for purposes of Proposal 3.  A shareholder who signs and returns a proxy card will be deemed to be confirming that such shareholder, and any related party of such shareholder, is not a controlling shareholder for purposes of Proposal 3.  If you believe that you, or a related party of yours, may be deemed to be a controlling shareholder and you wish to participate in the vote on Proposal 3, you should contact our Chief Financial Officer, Mira Rosenzweig, at mira.rosenzweig@check-cap.com or +972-4-8303415 or +972-4-8303401.

The Israeli Companies Law, 1999 (the “Israeli Companies Law”) requires that each shareholder voting on Proposal 3 indicate on the proxy card, or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in such proposal.  Otherwise, the shareholder is not eligible to vote on the proposal and his or her vote will not be counted for the purposes of the proposal.  Under the Israeli Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (a) any spouse, sibling, parent, grandparent or descendant of the shareholder, any descendant, sibling or parent of a spouse of the shareholder and the spouse of any of the foregoing; and (b) a company with respect to which the shareholder (or any of the foregoing relatives of the shareholder) owns at least 5% of the outstanding shares or voting rights, serves as a director or chief executive officer or has the right to appoint one or more directors or the chief executive officer; and (ii) excludes a personal interest arising solely from the ownership of shares.  Under the Israeli Companies Law, in the case of a person voting by proxy, “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

In tabulating the voting results for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal, and will have no effect on the vote.  Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes. Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count towards the vote tally for a given proposal.

Position Statements

In accordance with the Israeli Companies Law, 1999 (the “Israeli Companies Law”) and regulations promulgated thereunder, any shareholder may submit to us a position statement on its behalf, expressing its position on an agenda item for the Meeting to our offices, Check-Cap Building, 29 Abba Hushi Avenue, P.O. Box 1271, Isfiya, 3009000, Israel, Attention: Mira Rosenzweig, Chief Financial Officer, or by facsimile to +972-4-8211267, no later than November 22, 2021 at 4:00 pm Israel time.

Cost of Soliciting Votes for the Meeting

We will bear the cost of soliciting proxies from our shareholders.  Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees.  We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the U.S. Securities and Exchange Commission (the “SEC”) concerning the sending of proxies and proxy material to the beneficial owners of our shares.  In addition, we have retained Kingsdale Advisors to assist in the solicitation of proxies for a fee of US$10,000 plus telephone solicitation fees and reimbursement of expenses.

If you have questions about this Proxy Statement or the Meeting, please contact Kingsdale Advisors, our proxy solicitor, by telephone at 1-866-581-0510 (shareholders) and (416) 867-2272 (banks and brokerage firms), or by email at contactus@kingsdaleadvisors.com.

Security Ownership of Certain Beneficial Owners and Management

As of October 21, 2021, (i) no person or entity known to us to beneficially owned more than 5% of our outstanding ordinary shares; (ii) no current executive officer or director individually beneficially owned 1% or more of our outstanding ordinary shares; and (ii) all of our current executive officers and directors as a group beneficially owned 0.48% of our outstanding shares.

The percentage of beneficial ownership of our ordinary shares is based on 96,404,949 ordinary shares, NIS 2.40 par value per share, outstanding as of October 20, 2021.  Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities.  All ordinary shares underlying options and warrants currently exercisable or exercisable into ordinary shares within 60 days of October 21, 2021 and underlying restricted stock units (“RSUs”) that vest within 60 days of October 21, 2021 are deemed to be outstanding and beneficially owned by the person or entity holding such options or warrants for the purpose of computing the number of shares beneficially owned by such person or entity. Such shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the option, warrant or RSU. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other person or entity.

Executive Officer Compensation

For information regarding the compensation incurred by us in relation to our five most highly compensated office holders (within the meaning of the Israeli Companies Law) for the year ended December 31, 2020, see “Item 6B. Directors, Senior Management and Employees — Compensation of Directors and Executive Officers” of our annual report on Form 20-F for the year ended December 31, 2020, filed with the SEC on March 18, 2021.

PROPOSAL 1
RE-ELECTION OF DIRECTORS
(Item 1 on the Proxy Card)

Composition of the Board of Directors

Under our articles of association, as currently in effect, our Board of Directors must consist of at least four and not more than eleven directors.  Our Board of Directors currently consists of five directors, Steven Hanley, Clara Ezed, Dr. Mary Jo Gorman, XiangQian (XQ) Lin and Yuval Yanai.  Each of our directors holds office until the next annual general meeting of shareholders following his or her appointment (unless the tenure of such director expires earlier or a director is removed from office pursuant to the Israeli Companies Law).

All of our currently serving directors are standing for re-election at the Meeting, to hold office until our next annual general meeting of shareholders and until his or her successor is elected and qualified.  Our Board of Directors has affirmatively determined that each of Clara Ezed, Dr. Mary Jo Gorman, Yuval Yanai and XiangQian (XQ) Lin is an “independent director” as defined under Nasdaq Listing Rules.  Accordingly, subject to shareholder approval of the above director nominees, our Board of Directors will consist of five members, four of whom satisfy the independence requirements of the Nasdaq Listing Rules.

Suitability of Director Nominees

Our Nominating Committee and Board of Directors have reviewed the qualifications and suitability of each of the director nominees.  In accordance with the Israeli Companies Law, each of the director nominees has certified to us that he or she meets all the requirements of the Israeli Companies Law for election as a director of a public company, and possesses the necessary qualifications and is able to dedicate sufficient time to fulfill his or her duties as a director of our company, taking into consideration our company’s size and special needs. Accordingly, upon the recommendation of our Nominating Committee, our Board of Directors has nominated the five individuals named below for re-election, to hold office until our next annual general meeting of shareholders, subject to our articles of association and applicable law.

Nominees for Director

The following biographical information is provided with respect to each director nominee based upon our records and information provided to us by each nominee.

Steven Hanley has served as a member of our Board of Directors since February 2015 and as the Chairman of our Board of Directors since September 2017, and has served as a member of our Nominating Committee since October 2015 and as a member of our Financing Committee since June 2016.  Mr. Hanley served as a member of our Audit Committee from March 2015 until December 2017 and as a member of our Compensation Committee from March 2015 until March 2019. Mr. Hanley is currently the Co-Founder, board member and Chief Executive Officer of MediBeacon Inc., an optical diagnostic company based in St. Louis, Missouri formed upon acquiring assets and intellectual property from Covidien in 2012.  Mr. Hanley is an experienced global business leader who has managed highly complex pharmaceutical and medical device operations with annual global revenue exceeding US$1 billion.  As the President of Covidien plc’s Imaging Solutions business unit, Mr. Hanley led a multifunctional organization that included sales, marketing, logistics, manufacturing, as well as research and development.  Internationally, Mr. Hanley’s track record includes numerous new drug and device product introductions and sales force expansion in Eastern Europe, China and Latin America. Mr. Hanley is experienced working in different cultures and successfully navigating dynamic regulatory environments.  Over his nearly 18 years with the Covidien family of companies, Mr. Hanley developed a large network of business leaders and clinicians to help determine market needs, commercial potential and product positioning.  As a sales leader, Mr. Hanley called on radiologists, nuclear medicine physicians, cardiologists, as well as surgeons in specialties including general, orthopedic, and OB/GYN.  Mr. Hanley is Principal and Founder of Neem LLC, which was founded in 2009 to focus on startup and entrepreneurial medical device and other life science companies with whom the firm works to bridge the gap between breakthrough technology and commercialization.  Mr. Hanley is the Chairman of the Board of Managers for Daya CNS LLC, based in St Louis Missouri.  In addition, Mr. Hanley is currently on the Advisory Board for Kogent Surgical LLC, based in St Louis Missouri.  Mr. Hanley provided consultancy services to us on behalf of Neem LLC from November 2009 until December 31, 2014 and served as a Scientific Advisor to our company from June 2011 until his election to our Board of Directors in February 2015. Mr. Hanley holds B.A. and M.A. degrees in business administration from Marquette University.

Clara Ezed has served as a member of our Board of Directors since June 2017, and has served as a member of our Audit Committee since December 2017 and as a member of our Compensation Committee since March 2019. Ms. Ezed serves as an Executive Board Director, Business Development of DLRC Ltd., an EU based life-sciences consulting firm, since May 2021.  Ms. Ezed served as Head of EU Operations, EU General Counsel and VP European Regulatory Affairs of La Jolla Pharmaceutical, a San Diego based biopharmaceutical company, from December 2017 to December 2020.  Prior to that, Ms. Ezed served as VP, Legal & Regulatory Affairs of Emas Pharma Ltd., a global contract research organization, from October 2013 to November 2017. From September 2009 to October 2013, Ms. Ezed served as VP, Regulatory Affairs & Drug Safety of European Medical Advisory Services Ltd., a global contract research organization. Since 2011, Ms. Ezed has served as a director of a privately listed company, Sebaroyale Ltd, focused on the development and commercialization of a range of cosmeceuticals. Ms. Ezed, a lawyer and pharmacist with 22 years’ experience working in the pharmaceutical industry, has managed a large and varied portfolio working in regulatory and medical affairs, quality assurance, clinical operations and pharmacovigilance. Ms. Ezed holds a BSc. in Pharmacy from the University of Strathclyde, an MBA degree from Middlesex University, a Postgraduate Diploma in Pharmacovigilance from the University of Hertfordshire, a Postgraduate Diploma in Law from Nottingham University and a Postgraduate Diploma in Legal Professional Services from City Law School, London. Ms. Ezed is a member of the Bar of England and Wales and a member of the General Pharmaceutical Council.

Dr. Mary Jo Gorman has served as a member of our Board of Directors and as a member of our Audit Committee and Compensation Committee since May 2015, and has served as a member of our Financing Committee since June 2016. From 2019 to 2021, Dr. Gorman was the chief executive officer of Healthy Bytes, a venture backed healthcare services company, located in St. Louis, Missouri.  Dr. Gorman also serves as Managing Director at Prosper Capital, an early stage investment fund focused on women-led businesses. In 2006, Dr. Gorman founded Advanced ICU Care, the largest telemedicine ICU services provider in the United States, in which she also served as Chairman and Chief Executive Officer from 2006 and 2014. From December 2016 to 2018, Dr. Gorman served as interim CEO and as a member of the audit committee of TripleCare, a U.S. provider of telemedicine-based healthcare services to skilled nursing facilities, subsequently sold to Curavi Health. Dr. Gorman served on the board of directors of Curavi Health from 2019 to July 2020.  From 1999 to 2006, Dr. Gorman served at IPC-The Hospitalist Company (Nasdaq:IPCM), a leading national physician group practice, as Chief Medical Officer (2003-2006), Vice President of Medical Affairs (2001-2003) and Regional Medical Director (1999-2001). From 1996 to 1998, Dr. Gorman served as President of Inpatient Care Group, a hospitalist group in St. Louis, Missouri, which she had founded to provide hospitalist services to primary care physicians and hospitals and which was subsequently sold to IPC. From 1991 to 2008, Dr. Gorman served as President of Critical Care Services, Inc., a privately held corporation which she had founded and which was later sold to Advanced ICU Care. Dr. Gorman was awarded with the following awards: 2015 Distinguished Alumni Award, Southern Illinois University School of Medicine; 2013 Distinguished Alumni Award, Olin School of Business, Washington University; 2011 EY Entrepreneurial Winning WomenTM Class of 2011; 2009 Top 25 Influential Women in Healthcare by Modern HealthCare Magazine. Dr. Gorman holds a B.A. degree in Chemistry and Biology (Cum Laude) from St. Louis University, an M.B.A degree from Olin School of Business, Washington University and an M.D. from Southern Illinois University School of Medicine.

XiangQian (XQ) Lin has served as a member of our Board of Directors since February 2015. Mr. Lin has served as the President and Chief Executive Officer of the Esco Group since 2011, and is a life sciences entrepreneur and investor with a demonstrated track record across the United States, Asia and Europe.  In 2018, Mr. Lin served as the founder and managing partner of EVX Ventures, a venture capital firm which builds and invests in biotech companies across Asia. Mr. Lin has co-founded multiple companies including Carmine Therapeutics and PairX Bio.   Mr. Lin holds a BSc degree in Economics and Finance from the Wharton School of Business, University of Pennsylvania.

Yuval Yanai has served as a member of our Board of Directors since March 2015 and has served as the Chairman of our Audit Committee and Compensation Committee since March 2015, as the Chairman of our Nominating Committee since October 2015 and as the Chairman of our Financing Committee since June 2016.  Mr. Yanai served as Senior Vice President and Chief Financial Officer of Given Imaging Ltd. from September 2005 through March 2014.  From October 2000 through August 2005, Mr. Yanai served as Senior Vice President and Chief Financial Officer of Koor Industries Ltd.  Prior to that, from April 1998 to September 2000, Mr. Yanai served as Vice President and Chief Financial Officer of NICE Systems Ltd., an Israeli global provider of Insight from Interactions, and, from 1991 to April 1998, he served as the Vice President, Finance and Chief Financial Officer of Elscint Ltd., a former Israeli company engaged in the developing and manufacturing of medical imaging devices.  Mr. Yanai joined Elscint in 1985 and served as Corporate Controller and Corporate Treasurer through 1991. Mr. Yanai also serves as an external director (within the meaning of the Israeli Companies Law) of S&P Global Maalot. Mr. Yanai also serves as an external director (within the meaning of the Israeli Companies Law) of Clal Biotechnology Industries and serves as the Chairman of its audit, financial reporting and compensation committees. Mr. Yanai also serves as a member of the board of directors of PulseNmore Ltd. and as a member of its finance and audit committees.  Mr. Yanai also serves as a member of the board of directors of Nobio Ltd. and BRH Medical Ltd and as an acting CFO (part time) of Art Medical Ltd. Mr. Yanai also serves as the Chairman of The Israeli Fund for UNICEF (pro bono).  Previously, Mr. Yanai served as an external director (within the meaning of the Israeli Companies Law) of Hadassah Medical Organization and as the Chairman of its finance and compensation committees and as a member of its tenders and donation committee.  Mr. Yanai also previously served as an external director (within the meaning of the Israeli Companies Law) of Mazor Robotics Ltd. and Medical Compression Systems Ltd. and as a director of Medigus Ltd. and Alcobra Ltd. Mr. Yanai also served as a director of Macrocure Ltd., Citycon Oj, Starplast Industries Ltd., Adama Ltd. (formerly Makteshim-Agan Industries Ltd.), ECI Telecom Ltd., Equity One, Inc., BVR Systems Ltd., Tadiran Communication Ltd., The Elisra Group, Telrad Networks Ltd. and Medical Compression Systems (D.B.N) Ltd.  Mr. Yanai holds a B.Sc. degree in Accounting and Economics from Tel-Aviv University.

We are not aware of any reason why the nominees, if elected, would be unable or unwilling to serve as directors.  Should the nominees be unavailable for election, the proxies will be voted for substitute nominees designated by our Board of Directors.

If re-elected at the Meeting, the director nominees shall be entitled to the compensation and benefits set forth in Proposal 2, subject to shareholder approval at the Meeting.

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, and voting on the matter, is required to elect as directors the nominees named above.  Each director nominee shall be voted on separately.

The Board of Directors recommends a vote FOR the re-election of each nominee for director named above.

PROPOSAL 2
APPROVAL OF REMUNERATION FOR DIRECTORS
(Item 2 on the Proxy Card)

Under the Israeli Companies Law, the terms of remuneration payable to a director of a public company require the approval of the compensation committee, board of directors and the shareholders, in that order.  Subject to the re-election of the director nominees listed in Proposal 1, our Compensation Committee and Board of Directors have approved, subject to shareholder approval, the payment to each such director the following fees, all to be paid on a quarterly basis:

•	Annual fees: An annual fee of (i) US$25,000 for service on the Board of Directors; and (ii) US$2,500 for service on the Audit Committee.

•	Per meeting fee: A per meeting fee of US$850 for each meeting of the Board of Directors or any committee thereof attended in person or via telephone or any resolution approved by written consent.

•
Chairman fee: An annual fee of (i) US$10,000 for service as Chairman of the Board of Directors (other than an Active Chairman, who may be entitled to an increased fee in accordance with our Compensation Policy); and (ii) US$5,000 for service as Chairman of the Audit Committee.

The foregoing fees are the same annual and per meeting fees that have been paid to our directors since our 2017 annual general meeting.

In addition, if re-elected at the Meeting, our directors will continue to benefit from the directors’ and officers’ indemnification and exculpation agreement that we previously entered into with each of them, as well as from our directors’ and officers’ liability insurance policy, as in effect from time to time.  The directors, if re-elected, will also be entitled to reimbursement of expenses (including travel, stay and lodging), subject to the Israeli Companies Law and the regulations promulgated thereunder, and in accordance with our company practices and our Compensation Policy, as in effect from time to time.

The proposed payment of annual and per meeting fees to our directors and other compensation terms are consistent with our Compensation Policy for Executive Officers and Directors, as approved by our shareholders at our 2020 annual general meeting.

To our knowledge, there are no agreements or arrangements between any director or director nominee and any third party relating to compensation or other payment in connection with their candidacy or service on our Board of Directors.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the remuneration to be paid to each director of the Company, subject to their re-election at the Meeting, as set forth in Proposal 2 of the Proxy Statement for the Meeting be, and hereby is, approved.”

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, and voting on the matter, is required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

PROPOSAL 3
APPROVAL OF AMENDED BONUS TERMS AND AWARD OF EQUITY-BASED
COMPENSATION TO OUR CHIEF EXECUTIVE OFFICER
(Items 3A and 3B on the Proxy Card)

Mr. Alex Ovadia has served as our Chief Executive Officer since February 26, 2018.  Prior to that, Mr. Ovadia served as our Chief Operating Officer and Israeli Site Manager from July 1, 2015, in addition to serving as our Vice President of Research and Development from January 2013. Mr. Ovadia has also served as a member of the Board of Directors of our U.S. subsidiary, Check-Cap US, Inc., since March 2018.

At the extraordinary general meeting of shareholders held on April 2, 2018, our shareholders approved the initial terms of engagement of Mr. Ovadia as our Chief Executive Officer, which were substantially the same economic terms to which he was entitled when he served in his former position as our Chief Operating Officer, Vice President of Research and Development and Israeli Site Manager.  Since Mr. Ovadia’s appointment as Chief Executive Officer in February 2018, his compensation terms have not been amended (other than an approximately total 9.7% salary increase) and no equity-based awards have been awarded to Mr. Ovadia since our 2019 annual general meeting of shareholders.

Our Compensation Committee and Board of Directors conducted a review and discussion regarding Mr. Ovadia’s compensation terms, including salary, benefits, bonus and equity awards, and in connection with such review, reviewed peer group analysis of compensation of other chief executive officers of Israeli public companies in industries similar to ours.  Based on their review, the Compensation Committee and Board of Directors determined that Mr. Ovadia’s overall compensation is low as compared to his peers and that it is in the best interest of the Company to keep competitive with peer companies in order to retain Mr. Ovadia, in a competitive market for talent, particularly as the Company heads towards the initiation of the U.S. pivotal study and significant milestones.  The Compensation Committee and Board of Directors noted Mr. Ovadia’s strong leadership and his significant contribution to our ongoing operations during his tenure, including his management of the COVID-19 pandemic crisis, the recent capital raises during the period of the pandemic, his ongoing efforts to the clinical development plan and manufacturing efforts and his management of employee retention, resulting in low employee turnover rates.

In view of the foregoing considerations, the Compensation Committee and Board of Directors approved, subject to shareholder approval, the following:

•
An increase to Mr. Ovadia’s annual bonus such that Mr. Ovadia would be entitled to an annual bonus of up to 50% of his annual base salary (instead of 30% of the annual base salary), effective as of the 2022 annual bonus.  Of the annual bonus, (i) 80% is subject to the achievement of measurable criteria determined by our Compensation Committee and Board of Directors, in accordance with our Compensation Policy, as in effect and approved by our shareholders from time to time, and (ii) 20% of the annual bonus is based on non-measurable criteria.

The Board of Directors and Compensation Committee may determine that Mr. Ovadia shall be entitled to certain portion(s) of the bonus upon partial achievement of the criteria and that the bonus shall be conditioned upon the achievement of a minimum threshold of the criteria.  The Board of Directors and Compensation Committee may further determine that in the event that Mr. Ovadia’s employment terminates prior to the end of a full 12-month period, he shall be entitled to the relative portion of the bonus, based on the actual employment term during the 12-month period.  In the event of termination for “Cause” (as such term is defined in Mr. Ovadia’s employment agreement), he shall not be entitled to any bonus for the 12-month period during which his employment was terminated.  Mr. Ovadia shall be required to repay any amounts paid to him as a bonus, if subsequently it transpires that such amounts were paid on the basis of figures that were incorrect and were restated in the Company financial statements, all in accordance with applicable law and our Compensation Policy.

•
The award to Mr. Ovadia of equity-based compensation, in the form of options, to move his equity ownership near the competitive percentile for the Company’s peers and to create incentives that will link his compensation to our achievements and the interests of our shareholders, while ensuring that the adequate incentives are put in place to maximize our company’s long-term value.

As of the date hereof, Mr. Ovadia beneficially owns (as determined in accordance with SEC rules, as described above under “Security Ownership of Certain Beneficial Owners and Management”), in the aggregate, approximately 0.09% of our outstanding shares (or 0.15% of our outstanding shares assuming all of the options and RSUs currently held by Mr. Ovadia are fully vested), which is significantly below his peers who serve as chief executive officers of Israeli public companies in similar industries, as demonstrated by the peer group analysis. To date, we have granted to Mr. Ovadia options to purchase an aggregate 105,774 ordinary shares and an aggregate 41,519 RSUs.  The large majority of the options have an exercise price that exceeds the current market value of the underlying shares and the majority of the RSUs are performance based.  The Compensation Committee and Board also considered the current market price of the Company’s shares.

Accordingly, our Compensation Committee and Board of Directors approved, subject to shareholder approval, the award to Mr. Ovadia of options to purchase 1,150,000 ordinary shares, which shall vest as follows: (i) two-thirds of the options shall vest over a period of four years commencing on their date of grant, such that 25% of the options shall vest on the first anniversary of the date of grant and an additional 2.0833% will vest at the end of each month thereafter; and (ii) one third of the options shall fully vest upon the approval by the FDA of the use of our colorectal cancer screening capsule, C-Scan®, in humans, subject, in each case, to Mr. Ovadia’ continuing service with the company on each applicable vesting date. The exercise price of the options shall be equal to the higher of (i) the average closing price of our ordinary shares on the Nasdaq Capital Market during the 30 trading days prior to the approval of the grant of the award by the shareholders at the Meeting and (ii) the closing price of our ordinary shares on the Nasdaq Capital Market on the date of the approval of the option grant by our shareholders, in each case plus a 50% premium. The options shall be awarded under, and shall be subject to the terms and conditions of, the 2015 Plan and the award agreement to be entered into with Mr. Ovadia. The estimated fair market value of the proposed options to be granted to Mr. Ovadia, estimated using the closing price of our ordinary shares on the Nasdaq Capital Market on October 20, 2021 and calculated using the Black & Scholes valuation method, is approximately $900,000. If the shareholders approve the proposed options award to Mr. Ovadia at the Meeting, assuming all options and RSUs held by Mr. Ovadia immediately following the Meeting are fully vested, Mr. Ovadia would beneficially own 1.33% of our outstanding ordinary shares as of immediately following the Meeting. The proposed equity-based award to Mr. Ovadia, as described above, is consistent with our Compensation Policy.

Under the Israeli Companies Law, the terms of engagement of a chief executive officer, including the award of equity-based compensation to a chief executive officer, that are consistent with a company’s compensation policy, require the approval of the compensation committee, board of directors and shareholders by the Special Majority (in that order).

It is therefore proposed that at the Meeting the following resolutions be adopted:

3A: “RESOLVED, that the amended annual bonus terms for Mr. Alex Ovadia, as set forth in Proposal 3 of the Proxy Statement for the Meeting, be, and hereby are, approved.”

3B: “RESOLVED, that the award to Mr. Alex Ovadia of options to purchase ordinary shares, in such amount and with such terms and conditions (including vesting terms and exercise price), as set forth in Proposal 3 of the Proxy Statement for the Meeting, be, and hereby is, approved.”

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, and voting on the matter, is required to approve the foregoing resolutions.  In addition, the approval of each of Proposal 3A and 3B is also subject to the fulfillment of the Special Majority.

The Israeli Companies Law requires that each shareholder voting on Proposal 3A and 3B indicate on the proxy card, or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in such proposal.  Otherwise, the shareholder is not eligible to vote on the proposals and his or her vote will not be counted for the purposes of the proposals.  For details regarding the meaning of “personal interest,” see above “Vote Required for Approval of the Proposals.”

The Board of Directors recommends a vote FOR the foregoing resolutions.

PROPOSAL 4
RATIFICATION AND APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTANTS
(Item 4 on the Proxy Card)

At the Meeting, shareholders will be asked to ratify and approve the re-appointment of Brightman Almagor Zohar & Co., Certified Public Accountants, a firm in the Deloitte Global Network, as our independent registered public accountants for the fiscal year ending December 31, 2021 and for such additional period until our next annual general meeting, pursuant to the recommendation of our Audit Committee and Board of Directors.  Brightman Almagor Zohar & Co. has no relationship with us or our U.S. subsidiary except as independent registered public accountants and, from time to time and to a limited extent, as tax consultants and providers of some audit-related and other services.

In accordance with the rules of the SEC, Israeli law and our Articles of Association, our Audit Committee pre-approves and recommends to the Board, and our Board of Directors approves the compensation of Brightman Almagor Zohar & Co. for audit and other services, in accordance with the volume and nature of their services.  Pursuant to the pre-approval and recommendation of our Audit Committee, our Board of Directors has approved the engagement of Brightman Almagor Zohar & Co for the audit of our financial statements for the year ending December 31, 2021, for a total remuneration of US$110,000 (plus expenses). From time to time we engage Brightman Almagor Zohar & Co. to provide audit related, tax and other services, subject to the pre-approval of our Audit Committee and approval of our Board of Directors.  For the year ended December 31, 2020, we paid Brightman Almagor Zohar & Co US$60,000 for audit services, US$15,000 for audit-related services, US$19,437 for tax services and US$7,000 for other services.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the appointment of Brightman Almagor Zohar & Co., Certified Public Accountants, a firm in the Deloitte Global Network, as the independent registered public accountants of the Company for the year ending December 31, 2021 and for such additional period until the next annual general meeting, be and hereby is ratified and approved.”

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, and voting on the matter, is required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

REVIEW AND DISCUSSION OF FINANCIAL STATEMENTS

Our Board of Directors has approved, and is presenting to the shareholders for review and discussion at the Meeting, our audited financial statements for the year ended December 31, 2020.  This Item will not involve a shareholder vote.

Our audited financial statements for the year ended December 31, 2020, which form part of our annual report on Form 20-F for the year ended December 31, 2020 filed with the SEC on March 18, 2021, are available for viewing via the SEC’s website at www.sec.gov as well as under the Investors section of our website at http://ir.check-cap.com/.  Shareholders may receive a hard copy of the annual report on Form 20-F containing the audited financial statements free of charge upon request.  None of the audited financial statements, the Form 20-F nor the contents of our website form part of the proxy solicitation material.

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers.  We fulfill these requirements by filing reports with the SEC.  Our SEC filings are available to the public on the SEC’s website at www.sec.gov.  As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements.  The circulation of this Proxy Statement should not be taken as an admission that we are subject to those proxy rules.

SHAREHOLDER PROPOSALS

Any shareholder who intends to present a proposal at the Meeting must satisfy the requirements of the Israeli Companies Law and the regulations promulgated thereunder.  Under Section 66(b) of the Israeli Companies Law, only shareholders who severally or jointly hold at least 1% of or outstanding voting rights are entitled to request that our Board of Directors include a proposal at a future shareholder meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting, by submitting such proposal within seven days of publication of a company’s notice with respect to its general meeting of shareholders.  Accordingly, any such shareholders may request to include a proposal on the agenda of the Meeting by submitting their proposals in writing to Mira Rosenzweig, our Chief Financial Officer, at the following address: Check-Cap Ltd., Check-Cap Building, 29 Abba Hushi Avenue, P.O. Box 1271, Isfiya, 3009000, Israel, Attention: Chief Financial Officer.  For a shareholder proposal to be considered for inclusion at the Meeting, our Chief Financial Officer must receive the written proposal, together with the accompanying documentation and information required to be submitted under Israeli law, no later than October 27, 2021.  If our Board of Directors determines that a shareholder proposal is duly and timely received and is appropriate under applicable Israeli law for inclusion on the agenda on the Meeting, we will publish a revised agenda for the Meeting no later than November 3, 2021, by way of issuing a press release or submitting a Report on Form 6-K to the SEC.

OTHER MATTERS

Our Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of 2021 Annual General Meeting of Shareholders and knows of no matters to be brought before the Meeting by others.  If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment and recommendation of the Board of Directors.

By Order of the Board of Directors, /s/ Steven Hanley Steven Hanley Chairman of the Board of Directors

Date: October 21, 2021